UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

YPF Sociedad Anónima

ITEM

1	Translation of letter to the Comisión Nacional de Valores dated April 30, 2021.

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Autonomous City of Buenos Aires, April 30, 2021

To the

Comisión Nacional De Valores

(Argentine Securities Commission)

Ref. : General Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A. held on April 30, 2021 - Summary

Dear Sirs,

The purpose of this letter is to comply with the requirements of the ByMA Listing Regulations.

In that connection, YPF S.A. (“YPF” or the “Company”) hereby informs that on April 30, 2021, after having complied with all applicable legal requirements, the General Ordinary and Extraordinary Shareholders’ Meeting (the “Shareholders’ Meeting”) of YPF was held remotely, with the presence of 91,93% of YPF’s capital stock, and with the presence of the representatives of the Buenos Aires Stock Exchange and of the Argentine Securities Commission.

The following resolutions were adopted upon consideration of each of the items on the Agenda that were discussed:

1. Remote Holding of the Shareholders’ Meeting in accordance with Resolution No. 830/2020 of the National Securities Commission.

The Shareholders’ Meeting approved by majority of computable votes to hold the meeting remotely, according to the provisions of Resolution No. 830/2020 issued by the National Securities Commission (CNV), the emergency situation resulting from the COVID-19 pandemic and the applicable laws and regulations in connection therewith.

2. Appointment of two shareholders to sign the minutes of the meeting.

The Shareholders’ Meeting approved by a majority of computable votes to designate the representatives of the Argentine National Government—Secretary of Energy for Class “A” and Fondo de Garantía de Sustentabilidad (FGS) del Régimen Previsional Público de Reparto -ANSES- Ley 26,425 to sign the minutes of the meeting.

3. Consideration of the Annual Report, Informative Overview, Inventory, Balance Sheet, Statements of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statements, Income Statement, Statement of Changes in Shareholders’ Equity and Statements of Cash Flow, individually and consolidated with its respective notes and related documents, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 44, which began on January 1, 2020 and ended on December 31, 2020.

The Shareholders’ Meeting approved by a majority of computable votes the documents under consideration, without modifications.

4. Consideration of the accumulated results as of December 31, 2020. Absorption of losses.

The Shareholders’ Meeting approved by a majority of computable votes the following: (i) to fully disallow the reserve for future dividends, the reserve for the purchase of own shares and the reserve for investments; and (ii) to partially absorb accumulated losses in retained earnings up to Ps. $13,184 million against the amounts corresponding to the disallowed reserves for up to said amount.

5. Determination of remuneration for the Independent Auditor for the fiscal year ended December 31, 2020.

The Shareholders’ Meeting approved by a majority of computable votes to set a remuneration of Ps. $90,117,917 to Deloitte & Co. S.A. for its audit services as Independent Auditor for the annual financial documentation as of December 31, 2020 and the quarterly information corresponding to 2020.

6. Appointment of the Independent Auditor who will report on the annual financial statements as of December 31, 2021 and determination of its remuneration.

The Shareholders’ meeting approved by a majority of computable votes the following: (i) to appoint Deloitte & Co S.A. as Independent Auditor of the Company to report on the annual financial statements as of December 31, 2021, informing that, in order to comply with the provisions of Articles 22 and 23 of Chapter III Title II of the Argentine Securities Commission’s Regulations, Mr. Ricardo César Ruiz, as certifying accountant, and Ms. Vanesa Rial De Sanctis and Mr. Diego De Vivo, as alternate certifying accountants, have filed the affidavits required under the applicable regulations, and (ii) to have the remuneration of the Independent Auditor determined by the Shareholders’ Meeting at which the annual financial statements for fiscal year 2021 will be considered.

7. Consideration of the performance of the Board of Directors and the Supervisory Committee during the fiscal year ended December 31, 2020.

The Shareholders’ Meeting approved by a majority of computable votes the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended on December 31, 2020.

8. Consideration of the Remuneration of the Board of Directors (Ps. $184,131,951) for the fiscal year ended on December 31, 2020 which resulted in computable loss in accordance with the Regulations of the National Securities Commission.

The Shareholders’ Meeting approved by a majority of computable votes a total remuneration of Ps. $184,131,951 for the Board of Directors for the fiscal year ended December 31, 2020.

9. Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2020.

The Shareholders’ Meeting approved by a majority of computable votes the amount of Ps. $10,087,200 as remuneration of the Supervisory Committee for the fiscal year ended December 31, 2020.

10. Determination of the number of regular and alternate members of the Supervisory Committee.

The Shareholders’ Meeting approved by a majority of computable votes to set the number of the Supervisory Committee of YPF of three (3) regular members and three (3) alternate members.

11. Appointment of one regular and one alternate member of the Supervisory Committee for the Class A shares.

The Argentine National Government designated, at a Special Class “A” Shareholder’s Meeting, Mr. Horacio Ubaldo Kunstler as regular member of the Supervisory Committee and Mr. Enrique Alfredo Fila as alternate member of the Supervisory Committee, for the statutory period of one fiscal year.

12. Appointment of the regular and alternate members of the Supervisory Committee for the Class D shares.

The Shareholders’ Meeting approved by a majority of computable votes of Class “D” shares to designate Ms. Raquel Inés Orozco and Mr. Francisco Daniel Gonzalez as regular members of the Supervisory Committee and Ms. Hebe Cereseto and Ms. Silvia Alejandra Rodríguez as alternate members of the Supervisory Committee, all of them for the statutory period of one fiscal year.

13. Determination of the number of regular and alternate members of the Board of Directors.

The Shareholders’ Meeting approved by a majority of computable votes to set the number of members of the Board of Directors at twelve (12) regular members and eleven (11) alternate members.

14. Appointment of one regular and one alternate Director for the Class A shares and determination of their tenure.

The Argentine National Government designated Mr. Demian Tupac Panigo, at a Special Class “A” Shareholders’ Meeting, as a regular Director with a tenure of one fiscal year.

15. Appointment of the regular and alternate Directors for Class D shares and determination of their tenure.

The Shareholders’ Meeting approved by a majority of computable votes of Class “D” shares to: (i) appoint Messrs. Pablo Gerardo González, Sergio Pablo Antonio Affronti, Roberto Luis Monti, Norberto Alfredo Bruno, Horacio Oscar Forchiassin, Ignacio Perincioli, Pedro Martín Kerchner Tomba, Elizabeth Dolores Bobadilla, Ramiro Gerardo Manzanal, Héctor Pedro Recalde, Celso Alejandro Jaque, as Regular Directors for Class “D” shares, all of them with a tenure of one fiscal year; and (ii) appoint Messrs. Gerardo Damián Canseco, Guillermo Rafael Pons, Adrián Felipe Peres, Silvina del Valle Córdoba, Miguel Lisandro Nieri, Maria Eugenia Tulia Snopek, María Martina Azcurra, Santiago Martínez Tanoira, Silvia Noemí Ayala and Santiago Álvarez as Alternate Directors representing Class “D” shares, all of them with a tenure of one fiscal year.

16. Determination of the advanced compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2021.

The Shareholders’ Meeting approved by a majority of computable votes the payment of advanced compensation for members of the Supervisory Committee and Board of Directors for fiscal year 2021, for up to an amount of Ps. $463,479,265.

17. Reform of sections 20 and 24 of the Company’s Bylaws.

The Shareholders’ Meeting approved by a majority of computable votes the reform of sections 20 and 24 of the Company’s Bylaws, in order to hold Shareholders’ Meetings and the Supervisory Committee meetings remotely, in accordance with the latest recommendations on local and international corporate governance best practices.

18. Consideration of the merger by absorption by YPF, acting as the absorbing company, and Compañía de Inversiones Mineras S.A., acting as the absorbed company, in accordance with the terms of section 82 et. seq. of the General Corporations Law No. 19,550 (Ley General de Sociedades) and sections 80, 81, and related sections of the Profit Tax Law No. 20.628 (Ley de Impuesto a las Ganancias) (t.o. 2019), as amended, and sections 172 to 176 of its regulatory decree.

The Shareholders’ Meeting approved by a majority of computable votes (i) the merger by absorption by YPF, as absorbing company of Compañía de Inversiones Mineras S.A., as the absorbed company, which will be dissolved without liquidation, in compliance with section 82 and related sections of the General Corporations Law No. 19,550, and (ii) to carry out all acts required to conduct such reorganization, effective as from January 1, 2021.

19. Consideration of the Special Merger Balance Sheets of YPF S.A. and the Consolidated Merger Annual Report (Estado de Situación Patrimonial Consolidado de Fusión) of YPF S.A. and Compañía de Inversiones Mineras S.A., all as of December 31, 2020, and the respective reports of the Supervisory Committee and Independent Auditor.

The Shareholders’ Meeting approved by a majority of computable votes (i) the use of: (a) the annual financial statements of the Company corresponding to the fiscal year ended December 31, 2020 discussed and approved by the Company’s Board of Directors, and (b) the annual financial statements of Compañía de Inversiones Mineras S.A. approved by its respective Board of Directors, as the financial statements required under section 83, last paragraph, subsection (b) of the General Corporations Law No. 19,550 and other applicable regulations; and (ii) to approve the Consolidated Merger Statement of Shareholders’ Equity of the Merger of YPF S.A., and Compañía de Inversiones Mineras S.A. as of December 31, 2020, for the purpose of the financial statements required by Section 83, fourth paragraph, subsection (d) of the General Corporations Act No. 19,550 and other applicable regulations; which include their respective Notes, and the Supervisory Committee and Independent Auditor reports.

20. Consideration of the Preliminary Merger Agreement and Merger Prospectus.

The Shareholders’ Meeting approved by a majority of computable votes (i) the execution of the Preliminary Merger Agreement, entered into by the Company and Compañía de Inversiones Mineras S.A., and (ii) the wording of the Merger Prospectus.

21. Authorization to sign the Definitive Merger Agreement on behalf of and in representation of the Company.

The Shareholders’ Meeting approved by a majority of computable votes to (i) authorize the Company’s Regular Directors, so that any of them may sign, in the name and on behalf of the Company, the Definitive Merger Agreement in compliance with section 83, subsection 4 of the General Corporations Law No. 19,550; and (ii) authorize Company’s Regular Directors and Alejandro Lew, Federico Máquez, Germán Fernández Lahore, Paola Verónica Garbi, Valeria Moglia Dellatorre, Agustina del Pilar González, Damián Teglia, Martina Muñua, Marcela I. Anchava, Martín Gualino and/or their designees to, indistinctly, make the legal publications, attach, subscribe, initial, and/or break down documents, answer hearings, provide the indications and clarifications requested and perform, in general, all those actions related to the Merger, represent the Company before the Argentinian Securities Comission (Comisión Nacional de Valores), Public Registry of Commerce (Inspección General de Justicia), Bolsas y Mercados Argentinos S.A., the Argentine Internal Revenue Service (Adminitración Financiera de Ingresos Públicos) and any other relevant public or private agency or entity, in order to obtain the relevant authorizations and registrations, with powers to adopt the amendments proposed by the aforementioned agencies and to execute any public or private instrument and the relevant documents to effect the registration of the Merger.

22. Compliance with the order of the National Commercial Court of Appeals regarding the treatment of the impairment charge of property, plant and equipment for Fiscal Year No. 40 ended December 31, 2016.

The Shareholders’ Meeting approved by a majority of computable votes (i) to take note of the required information provided by the Company, namely: the report of the Vice-Presidency of Legal Affairs, the report of the Company’s Management, the opinion of the Audit Committee and the report of the Supervisory Committee, all dated April 8, 2021; (ii) to confirm that the impairment charge of property, plant and equipment made in respect of the fiscal year ended December 31, 2016 was correctly applied, in accordance with the applicable standards, and having analyzed the previous fiscal years. It is therefore not necessary to correct the Company’s 2016 financial statements given that they correctly reflect the reality of the situation.

23. Consideration of a proposal to adjust the formula adjustment for endowment of funds to the YPF Fundation.

The Shareholders’ Meeting approved by a majority of computable votes that the proposed new formula for the endowment of funds to Fundación YPF by the Company be as follows: an annual maximum of 0.5% of the average profits of approved last three fiscal years of YPF S.A. and establishing as the minimum endowment of funds – irrespective of profits– an amount which shall be equal to the average cash contributions of the approved last five fiscal years of YPF S.A., measured in U.S. dollars at the selling exchange rate of the day prior to the approval by the Board of Directors of YPF S.A. of each of said annual contributions, and that will be disbursed in Argentine pesos, at the selling rate of exchange published by Banco de la Nación Argentina on the day before each disbursement. The endowment of funds to YPF Foundation will require the prior approval of the Board of Directors YPF S.A.

Yours faithfully.

Santiago Wesenack

Market Relations Officer

YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 30, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer